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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SMART CHOICE AUTOMOTIVE GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                  831686 20 9
                                 --------------
                                 (CUSIP Number)

                               JAMES EDWARD ERNST
                       SMART CHOICE AUTOMOTIVE GROUP, INC.
                                  P.O. BOX 5020
                           WINTER PARK, FLORIDA 32793
                                 (321) 383-4209
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 MARCH 11, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 5 Pages
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Cusip No     831686 20 9             13D        Page     2    of     5    Pages
         ------------------                          --------    --------

1.        NAME AND IRS IDENTIFICATION OF REPORTING PERSON
          JAMES EDWARD ERNST
          ---------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
          N/A                                                         (b) [   ]
          ---------------------------------------------------------------------

3.        SEC USE ONLY

          ---------------------------------------------------------------------

4.        SOURCE OF FUNDS
          PF
          ---------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          N/A
          ---------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       7.     SOLE VOTING POWER
 NUMBER OF                    6,857,907
  SHARES               --------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER
 OWNED BY                     0
   EACH                --------------------------------------------------------
 REPORTING             9.     SOLE DISPOSITIVE POWER
PERSON WITH
                       --------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER
                              6,857,907
                       --------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,857,907
          ---------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]
          N/A
          ---------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          79.8%
          ---------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------


                                Page 2 of 5 Pages
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                       SCHEDULE 13D OF JAMES EDWARD ERNST
        RESPECTING THE SECURITIES OF SMART CHOICE AUTOMOTIVE GROUP, INC.

ITEM 1.  SECURITY AND ISSUER.

         This filing relates to the acquisition of shares of the $.01 par value common stock (the "Common Stock") of Smart Choice Automotive Group, Inc., a Florida corporation (the "Issuer"), whose principal executive offices are located at P.O. Box 5020, Winter Park, Florida 32793.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by James Edward Ernst, an individual whose business address is P.O. Box 5020, Winter Park, Florida 32793. Mr. Ernst is the Chief Executive Officer of the Issuer.

         Mr. Ernst not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Ernst is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective March 11, 2002, Mr. Ernst purchased with personal funds from Crown Group, Inc. ("Crown"), in a privately negotiated transaction, all of the 6,857,907 shares of common stock of the Issuer held by Crown for an aggregate purchase price of $100.00. Prior to this transaction, Mr. Ernst did not own any securities of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         The acquisition effected by Mr. Ernst, the Chief Executive Officer of the Issuer, was for the purposes of investment and to exercise influence and control over the management of the Issuer. The Issuer presently has no ongoing operations, and Mr. Ernst is overseeing the winding up of the business of the Issuer. Mr. Ernst expects that all members of the Board of Directors of the Issuer other than himself will resign in the near future, and that he will cause Larry Kiem, the Chief Financial Officer of the Issuer, to be elected to the Board of Directors of the Issuer.


                                Page 3 of 5 Pages
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ITEM 5.  INTEREST IN THE SECURITIES OF ISSUER.

         (a) Mr. Ernst beneficially owns in the aggregate 6,857,907 shares of the Issuer's common stock. Mr. Ernst beneficially owns 79.8% of the issued and outstanding common stock of the Issuer.

         (b) Mr. Ernst possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by him.

         (c) Effective March 11, 2002, Mr. Ernst purchased from Crown, in a privately negotiated transaction, all of the 6,857,907 shares of common stock of the Issuer held by Crown for an aggregate purchase price of $100.00.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Effective March 11, 2002, Crown and Mr. Ernst executed a Bill of Sale evidencing the sale of the Subject Shares from Crown to Mr. Ernst.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Bill of Sale referred to in Item 6 is filed as an exhibit hereto.


                                Page 4 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       /s/ James Edward Ernst
                                       ----------------------------------------
                                       James Edward Ernst

March 26, 2002


                                Page 5 of 5 Pages